Exhibit 12.1

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Three Months Ended March 31,
	2008	2007
Income from continuing operations before taxes	$418	$558
Sub-total of fixed charges	87	71

Sub-total of adjusted income	505	629
Interest on annuities and financial products	548	620

Adjusted income base	$1,053	$1,249

Fixed Charges
Interest and debt expense	$81	$66
Portion of rent expense representing interest	6	5

Sub-total of fixed charges excluding interest on annuities and financial products	87	71
Interest on annuities and financial products	548	620

Total fixed charges	$635	$691

Ratio of sub-total of adjusted income to sub-total of fixed charges excluding interest on annuities and financial products	5.80	8.86
Ratio of adjusted income base to total fixed charges	1.66	1.81